Exhibit 5.1

[Dorsey & Whitney LLP Letterhead]

October 21, 2014

General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426

Re: Registration Statement on Form S-3

File No. 333-179621

Ladies and Gentlemen:

We have acted as special counsel to General Mills, Inc., a Delaware corporation (the “Company”), in connection with the filing by the Company of a Prospectus Supplement dated October 14, 2014 to the Prospectus dated February 22, 2012 (together, the “Prospectus”) relating to the offer and sale by the Company under the Registration Statement on Form S-3 (File No. 333-179621) of $500,000,000 aggregate principal amount of 1.400% Notes due 2017 and $500,000,000 aggregate principal amount of 2.200% Notes due 2019 (collectively, the “Offered Securities”). The Offered Securities are to be issued under the Indenture dated as of February 1, 1996, as amended (the “Indenture”), between the Company and U.S. Bank National Association (formerly known as First Trust of Illinois, National Association), as trustee (the “Trustee”), and sold pursuant to the Underwriting Agreement dated October 14, 2014 (the “Underwriting Agreement”), among the Company and Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named in Schedule II thereto.

We have examined such documents and reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinions set forth below. In rendering our opinions, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials.

Based on the foregoing, we are of the opinion that the Offered Securities, when duly executed by the Company, authenticated by the Trustee in the manner provided for in the Indenture and delivered on behalf of the Company against payment of the consideration therefor specified in the Underwriting Agreement, will constitute binding obligations of the Company.

The opinions set forth above are subject to the following qualifications and exceptions:

(a) Our opinions stated above are subject to the effects of any applicable bankruptcy, insolvency, reorganization, arrangement, moratorium, fraudulent transfer, statutes of limitation or other similar laws and judicial decisions affecting or relating to the rights of creditors generally.

(b) Our opinions stated above are subject to the effect of general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, estoppel, election of remedies and other similar doctrines affecting the enforceability of agreements generally (regardless of whether enforcement is considered in a proceeding in equity or at law); in addition, the availability of specific performance, injunctive relief, the appointment of a receiver or other equitable remedies is subject to the discretion of the tribunal before which any proceeding therefor may be brought.

(c) Our opinions stated above are subject to limitations regarding the availability of indemnification and contribution where such indemnification or contribution may be limited by applicable law or the application of principles of public policy.

(d) We express no opinion as to the enforceability of (i) provisions that relate to choice of law, forum selection or submission to jurisdiction (including, without limitation, any express or implied waiver of any objection to venue in any court or of any objection that a court is an inconvenient forum) to the extent that the validity, binding effect or enforceability of any such provision is to be determined by any court other than a state court of the State of New York, (ii) waivers by the Company of any statutory or constitutional rights or remedies, (iii) terms which excuse any person or entity from liability for, or require the Company to indemnify such person or entity against, such person’s or entity’s negligence or willful misconduct or (iv) obligations to pay any prepayment premium, default interest rate, early termination fee or other form of liquidated damages, if the payment of such premium, interest rate, fee or damages may be construed as unreasonable in relation to actual damages or disproportionate to actual damages suffered as a result of such prepayment, default or termination.

(e) We draw your attention to the fact that, under certain circumstances, the enforceability of terms to the effect that provisions may not be waived or modified except in writing may be limited.

The opinions expressed above are limited to the laws of the State of New York and the Delaware General Corporation Law.

We hereby consent to your filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Validity of the Notes” contained in the Prospectus.

Dated: October 21, 2014

Very truly yours,

/s/ Dorsey & Whitney LLP

GT/SK